UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                 .

Commission File Number 1-8462

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GRAHAM CORPORATION EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Graham Corporation

20 Florence Avenue

Batavia, New York 14020

GRAHAM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of

Graham Corporation Employee Stock Purchase Plan

We have audited the accompanying statements of net assets available for benefits of the Graham Corporation Employee Stock Purchase Plan (the Plan) as of March 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Freed Maxick CPAs, P.C.

Freed Maxick CPAs, P.C.

Buffalo, New York

June 23, 2016

GRAHAM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

Batavia, New York

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At March 31,
	2016	2015
ASSETS
Cash and Cash Equivalents	$75,813	$77,099

Total Assets	75,813	77,099

LIABILITIES
Payable to Participants	75,813	77,099

Total Liabilities	75,813	77,099

Net Assets Available for Benefits	$0	$0

See notes to the financial statements.

GRAHAM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

Batavia, New York

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended March 31,
	2016	2015
Additions to Net Assets
Employee Contributions	$254,549	$309,381

Total Additions	254,549	309,381

Deductions from Net Assets
Cost of Shares Purchased	255,835	324,967
Payable to Participants	75,813	77,099
Prior Year Contributions Used for Current Year Share Purchase	(77,099)	(92,685)

Total Deductions	254,549	309,381

Net Change in Net Assets	0	0
Net Assets Available for Benefits—Beginning of Period	0	0

Net Assets Available for Benefits—End of Period	$0	$0

See notes to the financial statements.

GRAHAM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

1.    THE PLAN

ACCOUNTING PRINCIPLES — The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

General — On July 29, 2010, Graham Corporation’s (the “Company’s”) stockholders approved the Graham Corporation Employee Stock Purchase Plan (the “Plan”). The Plan’s first offering period was from September 1, 2010 through December 31, 2010. The Plan Administrator believes the Plan meets the qualification standards of Section 423 of the Internal Revenue Code of 1986, as amended, pursuant to which the Plan is not subject to taxation. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Plan covers all the U.S.- based employees of the Company and U.S.- based employees of any future U.S. subsidiary of the Company.

Contributions — Participants may make contributions to the Plan through payroll deductions for the purpose of purchasing the Company’s common stock. The Plan operates with separate consecutive six-month periods commencing January 1, and July 1, respectively. The Plan will continue to operate in this manner until such time as the Plan is amended or terminated (see Note 2).

Share Purchase and Withdrawals — Participants have the ability to purchase shares of the Company’s common stock from the Company at a discount of up to 15% of its fair market value on the (1) last, (2) first, or (3) lower of the last or first business day of the six-month periods ending June 30 and December 31, respectively. The committee is authorized to set the specific terms of the plan within such parameters from time to time. As of the end of the fiscal year ended March 31, 2016 and 2015 the discount was 15% based on the lower of the market value on the first or last business day of the six month period in such fiscal years. If, prior to the end of any period, a participant elects to withdraw from the Plan or if a participant dies, retires or terminates employment for any reason, the Plan refunds any amounts withheld in that period plus any carryover from the previous period. Security transactions are accounted for as of the trade date. Participants of the Plan purchased 16,336 and 12,069 shares of the Company’s common stock during the years ended March 31, 2016 and 2015, respectively. Under the Plan, 104,851 shares remain reserved for future issue. Refunds from participant withdrawals have not been significant to date. The maximum number of shares subject to the Plan is 200,000.

Limitations — Employees owning shares representing 5% or more of the total combined voting power or value of all classes of shares of the Company are not permitted to subscribe for any shares of Company common stock under the Plan. Additionally, participants are prohibited from purchasing shares through the Plan with an aggregate fair market value in excess of $25,000 in any one calendar year. Participants are also subject to an annual share maximum purchase limit of 5,000 shares.

Plan Administration — All expenses for Plan administration are paid by the Company and are not reflected in the accompanying financial statements.

GRAHAM CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

2.    TERMINATION OF THE PLAN

The Plan shall terminate at the earliest of the following:

¡	The purchase date that participants become entitled to purchase a number of shares greater than the number of shares remaining available for purchase under the Plan

¡	A date specified by the Company’s Board of Directors in its sole discretion.

In the event of termination, all amounts in an employee’s payroll deduction account that are not used to purchase Company common stock will be refunded to the participant.

3. Plan Assets

The Plan’s cash in maintained by the Company on behalf of the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Graham Corporation Employee Stock Purchase Plan
by:	Graham Corporation, Plan Administrator

by:	/s/ Jeffrey Glajch
Vice President-Finance & Administration and Chief Financial Officer

Date: June 23, 2016

Exhibit Index

Exhibit No.	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm